Exhibit 99.1

Auris Medical News Release

Auris Medical Provides Business Update and Reports Fourth Quarter and Full Year 2015 Financial Results

•	AM-101 Phase 3 pivotal trial (TACTT2) in acute inner ear tinnitus approaching completion of enrollment

•	2015 operating expenses of CHF 30.9 million at low end of previous full year guidance

•	Conference call today at 8 a.m. Eastern Time / 1 p.m. Central European Time

Zug, Switzerland, March 14, 2016 – Auris Medical Holding AG (NASDAQ: EARS), a clinical-stage company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology, today provided a business update and announced financial results for the fourth quarter and full year ended December 31, 2015.

“We achieved significant progress with our development programs in 2015, bringing us closer to the completion of the pivotal AM-101 tinnitus trials and advancing the late-stage AM-111 hearing loss program,” commented Thomas Meyer, Auris Medical’s founder, Chairman and Chief Executive Officer. “We look forward to the upcoming results of our Phase 3 AM-101 program, initiating the second of our Phase 3 AM-111 trials and attaining further progress towards our ultimate goal of providing effective and safe inner ear therapeutics for patients.”

Development Program Updates

AM-101 for Acute Inner Ear Tinnitus

•	Progressed with enrollment into the two pivotal randomized, double-blind, placebo-controlled Phase 3 clinical trials, TACTT2 and TACTT3, in acute inner ear tinnitus following traumatic cochlear injury or otitis media. Patients are randomized to receive either AM-101 0.87 mg/mL or placebo in a 3:2 ratio.

•	The TACTT2 trial, which is being conducted primarily in North America, is approaching enrollment completion. Screening for study participation will end shortly and randomization of the last patient is expected by the end of March, in line with previous guidance. TACTT2 is being conducted under a Special Protocol Assessment (SPA) with the U.S. Food and Drug Administration (FDA) and will enroll approximately 330 patients during the acute tinnitus stage.

•	The TACTT3 trial, which is being conducted in Europe, has enrolled approximately 80% of the targeted 300 patients during the acute tinnitus stage (Stratum A) and approximately 90% of the targeted 330 patients during the post-acute tinnitus stage (Stratum B). Auris Medical expects to complete enrollment a few months after TACTT2 is fully enrolled.

Auris Medical Holding AG • Bahnhofstrasse 21 • CH-6300 Zug • Tel. +41 41 729 71 94 • www.aurismedical.com

•	Continued with the preparation of regulatory submissions for the marketing authorization of AM-101 in the U.S. and Europe, as well as pre-commercial activities in preparation for the planned future launches of AM-101.

AM-111 for Acute Inner Ear Hearing Loss

•	Progressed with Phase 3 development of AM-111, which will comprise two pivotal randomized, double-blind, placebo-controlled trials, HEALOS and ASSENT. The trials enroll patients suffering from severe to profound idiopathic sudden sensorineural hearing loss with randomization to AM-111 0.4 mg/mL or 0.8 mg/mL or placebo in a 1:1:1 ratio.

•	The HEALOS trial, which is being conducted in several European and Asian countries, began recruiting in November 2015 and has enrolled approximately 15% of the targeted 255 patients.

•	The ASSENT trial, which will be conducted in the U.S., Canada and South Korea, is scheduled to initiate in mid-2016 and will enroll 300 patients.

•	Hosted a Key Opinion Leader investor event focused on acute sensorineural hearing loss (ASNHL) and the AM-111 program. The meeting featured a keynote presentation by Adrien A. Eshraghi, MD, which highlighted the high unmet medical need in the treatment of ASNHL.

Other Developments

•	Appointed Andrea Braun as Head of Regulatory and Quality Affairs and member of the Executive Management Committee. In this newly created position, Ms. Braun will lead the Company’s regulatory affairs, quality and pharmacovigilance activities. She will join Auris Medical in the coming months from Alvotech, where she has been the Head of Global Regulatory Affairs Biologics. Prior to Alvotech, she spent 15 years in various regulatory affairs functions at Roche, becoming Head of EU Regulatory Affairs in 2013, and five years in regulatory affairs at DSM Nutritional Products. Ms. Braun holds a PhD in pharmacy.

•	Bettina Stubinski, who has been Auris Medical’s Chief Medical Officer since 2013, has decided to leave the Company for personal reasons by the end of the year, i.e. following the expected read out from both TACTT trials. A search for her replacement has been initiated.

•	Appointed Cindy McGee as Head of Investor Relations and Corporate Communications. In this newly created position, Ms. McGee will direct and expand the Company’s communication activities and further develop and foster relationships with the investment community and media. She previously held various positions with Arena Pharmaceuticals, including Vice President, Investor Relations and Alliance Management, and Ligand Pharmaceuticals and spent several years advising life science companies through her work at investor relations and communications agencies. Ms. McGee holds a BBA from the University of San Diego.

Fourth Quarter and Full Year 2015 Financial Results

Fourth Quarter 2015 Financial Results

•	Cash and cash equivalents totaled CHF 50.2 million at December 31, 2015.

•	Total operating expenses for the fourth quarter of 2015 were CHF 6.8 million compared to CHF 5.6 million for the fourth quarter of 2014.

•	Research and development expenses for the fourth quarter of 2015 were CHF 5.7 million compared to CHF 4.7 million for the fourth quarter of 2014.

•	General and administrative expenses for the fourth quarter of 2015 were CHF 1.1 million compared to CHF 0.9 million for the fourth quarter of 2014.

•	Net loss for the fourth quarter of 2015 was CHF 5.5 million, or CHF 0.16 per share, compared to CHF 4.0 million, or CHF 0.17 per share, for the fourth quarter of 2014.

Full Year 2015 Financial Results

•	Total operating expenses for 2015 were CHF 30.9 million compared to CHF 22.2 million for 2014.

•	Research and development expenses for 2015 were CHF 26.5 million compared to CHF 17.7 million for 2014.

•	General and administrative expenses for 2015 were CHF 4.3 million compared to CHF 4.5 million for 2014.

•	Net loss for 2015 was CHF 29.7 million, or CHF 0.92 per share, compared to CHF 18.2 million, or CHF 0.66 per share, for 2014.

The Company expects that its operating expenses in 2016 will be in the range of CHF 33.0 to 38.0 million.

Annual General Meeting

The Company’s Annual General Meeting will take place in Zurich, Switzerland on April 8, 2016, at 10:00 a.m. Central European Time. At the meeting, Auris Medical will propose the re-election of its current members of the Board of Directors and propose the election of Mr. Armando Anido.

Mr. Anido is the Chairman and Chief Executive Officer of Zynerba Pharmaceuticals. Prior to joining Zynerba, he served as Chief Executive Officer of NuPathe, Inc., and Auxilium Pharmaceuticals, Inc. Prior to Auxilium, Mr. Anido held commercial leadership roles at MedImmune, Glaxo Wellcome and Lederle Labs. Mr. Anido holds a BS in Pharmacy and an MBA, both from West Virginia University.

“We are delighted to propose the election of Armando Anido to our Board of Directors,” said Thomas Meyer. “With more than 35 years of experience in the pharmaceutical industry, Armando has built an excellent track record as an executive with strong operational and commercial expertise in therapeutic areas that share many similarities with the otology field.”

The agenda for the Annual General Meeting, as well as the financial statements of Auris Medical Holding AG for the 2015 financial year, are available on the Company’s website www.aurismedical.com in the Investor Relations section.

Conference Call / Webcast Information

Auris Medical will host a conference call and webcast to discuss the fourth quarter and full year 2015 financial results and to provide a business update today, March 14, 2016, at 8:00 a.m. Eastern Time (1:00 p.m. Central European Time). To participate in this conference call, dial 1-877-280-2296 (USA) or +1-646-254-3388 (International), and enter passcode 8927407. A listen-only audio webcast of the conference call can be accessed on the Investor Relations section of the Auris Medical website at: www.aurismedical.com. A replay will be available on the Company’s website approximately two hours following the live call.

About Auris Medical

Auris Medical is a Swiss biopharmaceutical company dedicated to developing therapeutics that address important unmet medical needs in otolaryngology. The Company is currently focusing on the development of treatments for acute inner ear tinnitus (AM-101) and for acute inner ear hearing loss (AM-111) by way of intratympanic injection with biocompatible gel formulations. In addition, Auris Medical is pursuing early-stage research and development projects. The Company was founded in 2003 and is headquartered in Zug, Switzerland. The shares of the parent company Auris Medical Holding AG trade on the NASDAQ Global Market under the symbol "EARS".

Forward-looking Statements

This press release may contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or Auris Medical’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include, but are not limited to, the timing and conduct of clinical trials of Auris Medical’s product candidates, the clinical utility of Auris Medical’s product candidates, the timing or likelihood of regulatory filings and approvals, Auris Medical’s intellectual property position and Auris Medical’s financial position, including the impact of any future acquisitions, dispositions, partnerships, license transactions or changes to Auris Medical’s capital structure, including future securities offerings. These risks and uncertainties also include, but are not limited to, those described under the caption “Risk Factors” in Auris Medical’s Annual Report on Form 20-F and future filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and Auris Medical does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.

Company contact: Cindy McGee, Head Investor Relations and Corporate Communications, +41 61 201 13 50,
investors@aurismedical.com

Agency contact: Matthew P. Duffy, Managing Director, LifeSci Advisors, 212-915-0685,
matthew@lifesciadvisors.com

Auris Medical Holding AG

 Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income (unaudited)

(in CHF thousands, except per share data)

	Twelve Months Ended December 31,		Three Months Ended December 31,
	2015	2014	2015	2014
Research and development expenses	(26,536)	(17,705)	(5,671)	(4,668)
General and administrative expenses	(4,342)	(4,489)	(1,105)	(937)
Operating loss	(30,878)	(22,194)	(6,776)	(5,605)
Interest income	37	52	13	16
Interest expense	(8)	(56)	(2)	(2)
Foreign currency exchange gains/(losses), net	1,144	4,012	1,281	1,618
Loss before tax	(29,705)	(18,185)	(5,484)	(3,973)
Income tax expense	-	-	-	-
Net loss attributable to owners of the Company	(29,705)	(18,185)	(5,484)	(3,973)
Other comprehensive income:
Items that will never be reclassified to profit or loss:
Remeasurements of defined benefits liability, net of taxes	(54)	(1,101)	179	(789)
Items that are or may be reclassified to profit or loss:
Foreign currency translation differences, net of taxes	(13)	(105)	(29)	(34)
Other comprehensive income	(67)	(1,207)	(150)	(823)
Total comprehensive loss attributable to owners of the Company	(29,772)	(19,392)	(5,334)	(4,796)
Loss per share, basic and diluted	(0.92)	(0.66)	(0.16)	(0.17)
Weighted average common shares outstanding, basic and diluted	32,299,166	27,692,494	34,298,437	28,998,385
Currency rate CHF / USD	0.9613	0.9150	0.9912	0.9643

Auris Medical Holding AG

Condensed Consolidated Statement of Financial Position (unaudited)

(in CHF thousands)

	December 31, 2015	December 31, 2014
Assets
Non-current assets
Property and equipment	223	235
Intangible assets	1,483	1,483
Deferred tax asset	-	33
Other non-current receivables	38	-
Total non-current assets	1,744	1,751
Current assets
Current financial assets and other receivables	651	543
Prepayments	181	265
Cash and cash equivalents	50,237	56,934
Total current assets	51,069	57,742
Total assets	52,813	59,493
Equity and Liabilities
Equity
Share capital	13,722	11,604
Share premium	112,663	93,861
Foreign currency translation reserve	(64)	(51)
Accumulated deficit	(81,579)	(52,131)
Total shareholders’ equity attributable to owners of the Company	44,742	53,283
Non-current liabilities
Employee benefits	1,576	1,411
Deferred tax liabilities	328	360
Total non-current liabilities	1,904	1,771
Current liabilities
Convertible loans	-	-
Trade and other payables	1,206	3,234
Accrued expenses	4,961	1,205
Total current liabilities	6,167	4,439
Total liabilities	8,071	6,210
Total equity and liabilities	52,813	59,493
Currency rate CHF / USD	1.0014	0.9895
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